Exhibit 99.2
Capitalization and indebtedness
The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2010 in accordance with IFRS:

31 March 2010
$ million
Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,183
Paid-in surplus (4)	11,033
Merger reserve (4)	27,206
Own shares	(71)
Available-for-sale investments	661
Cash flow hedges	(164)
Foreign currency translation reserve	4,117
Treasury shares	(21,263)
Share-based payment reserve	1,397
Profit and loss account	75,980

BP shareholders’ equity	104,079

Finance debt (5-7)
Due within one year	8,356
Due after more than one year	23,797

Total finance debt	32,153

Total capitalization (8)	136,232

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 31 March 2010 comprised 18,777,884,384 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,866,287,922 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2010.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 31 March 2010, the parent company, BP p.l.c., had outstanding guarantees totalling US$27,834 million, of which US$27,801 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 86% of the finance debt had been guaranteed by BP. BP had, as of 31 March 2010, no material outstanding contingent indebtedness and there have been no material changes since that date. All of BP’s debt is unsecured.

(8)	There has been no material change since 31 March 2010 in the consolidated capitalization and indebtedness of BP. Except for the matters disclosed in note 8 on page 24 in connection with the Deepwater Horizon drilling rig, there has been no material change since 31 March 2010 in relation to the contingent liabilities of BP.

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